UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March  2007

Commission File Number: 001-16829

Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

News Release	Bayer AG Communications 51368 Leverkusen Germany Phone +49 214 30 1 www.news.bayer.com

Bayer files 2006 annual report on Form 20-F

with the U.S. Securities and Exchange Commission

Leverkusen – Bayer announced today that it has filed its 2006 annual report on Form 20-F with the U.S. Securities and Exchange Commission and has posted this document on its website at http://www.investor.bayer.com/en/berichte/form-20-f/. Bayer’s security holders (including holders of Bayer’s American Depositary Receipts) may receive a hard copy of this document, which contains Bayer’s complete audited financial statements, free of charge, upon request. For a copy of this report, requests should be directed to

Bayer AG

c/o Finger Marketing Services GmbH

Postfach 100538

41405 Neuss

Germany

Email: serviceline@bayer-ag.de

Leverkusen,	March 15, 2007
ha	(2007-0144-E)

Media Contact:

Christian Hartel, phone +49 214 30 47686

Email: christian.hartel.ch@bayer-ag.de

Forward-looking statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our annual and interim reports to the Frankfurt Stock Exchange and in our reports filed with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER AKTIENGESELLSCHAFT
(Registrant)
By:	/s/ DR. ROLAND HARTWIG
	Name:	Dr. Roland Hartwig
	Title:	General Counsel

By:	/s/ DR. ALEXANDER ROSAR
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

Date: March 15, 2007